UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38876

ATIF Holdings Limited

(Translation of registrant’s name into English)

420 Goddard

Irvine, CA

308-888-8888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Closing of an Acquisition

As previously disclosed, on July 30, 2026, ATIF Holdings Limited (the “Company”) entered into an acquisition agreement (the “Acquisition Agreement”) with GoldCoin Labs Limited, a British Virgin Islands business Company (“GoldCoin”) and the sole shareholder of GoldCoin (the “Shareholder”), pursuant to which the Company agreed to acquire all equity interests of GoldCoin from the Shareholder (the “Acquisition”).

On September 9, 2026, the Company became the 100% shareholder of GoldCoin, and issued 2,815,005 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) to the Shareholder. Accordingly, the Acquisition was closed on September 9, 2026, upon satisfaction of all closing conditions as set forth in the Acquisition Agreement or wavier thereof. Immediately following the closing of the Acquisition, the Company has 22,128,378 Ordinary Shares issued and outstanding.

Concurrently with the furnishing of this report, the Company is also issuing a press release announcing the closing of the acquisition. A copy of the press release is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Acquisition Agreement by and among the Company, GoldCoin and the Shareholder (Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 31, 2026)
10.2	Form of the Lock-Up Agreement (Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on July 31, 2026)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2026	ATIF Holdings Limited

	By:	/s/ Dr. Kamran Khan
	Name:	Dr. Kamran Khan
	Title:	Chief Executive Officer

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